Bogle Investment Management, L.P.

Code of Ethics

Effective December 12, 2008

PURPOSE

The purpose of this document is to specify the responsibilities of all employees of Bogle Investment Management, L.P. (BIM or the “Firm”) to comply with applicable Federal and State securities laws and regulations, to adhere to standards of conduct that recognize their fiduciary obligations to the Firm’s clients, and to observe certain requirements when trading securities for client accounts or for their own accounts.

GENERAL CONCEPT

All employees of Bogle Investment Management L.P. shall conduct themselves in full compliance with all applicable Federal and State securities laws and regulations, in particular but not limited to, those laws and regulations governing “insider trading” and fiduciary responsibilities. Further, all employees shall conduct themselves in compliance with the requirements set forth in this document. It shall be the responsibility of every employee to know said requirements as well as the applicable Federal and State securities laws and regulations.

Bogle Investment Management wishes to achieve a reputation for the highest integrity. This requires that all employees adhere to a set of principles that 1) place the interests of our clients and mutual fund shareholders first; 2) require any personal securities transactions to be accomplished in a way that avoids any actual or potential conflict of interest or any abuse of an individual’s position of trust and responsibility; and 3) reflect a fundamental standard that Bogle Investment Management employees must not take inappropriate advantage of their positions. Employees should be highly sensitive to the potential for real and perceived conflicts of interest and should understand that full disclosure of any possible conflict is critical in all mutual fund shareholder and client relationships. Violations of any of the laws or regulations referenced above or requirements of this Code, outlined below, will not be tolerated.

Personal trading exposes the Firm and its employees to serious risks. Failure to comply with all applicable laws and regulations and the requirements of this Code may, depending on the circumstance, result in immediate dismissal from Bogle Investment Management L.P. For this reason, Bogle Investment Management personnel are strongly encouraged to minimize the amount of trading of securities, including mutual funds, derivatives, or other investments, for their personal accounts, or of non-Bogle Investment Management accounts over which they exercise any degree of control or in which they have an economic interest, including accounts of family members. Family members include a person’s immediate family sharing the same household, in accordance with Rule 16a-1(a)(2) of the Securities Exchange Act of 1934.

TOPICS IN THE CODE OF ETHICS

1.	MATERIAL NON-PUBLIC INFORMATION AND INSIDER TRADING

2.	RESTRICTIONS ON PERSONAL INVESTING ACTIVITIES

INITIAL PUBLIC OFFERINGS

PRIVATE PLACEMENTS

BLACKOUT PERIODS AND TRADING PROCEDURES

MUTUAL FUND TRADING

BAN ON SHORT-TERM TRADING PROFITS

3.	GIFTS

4.	SERVICE AS A DIRECTOR

5.	OTHER RESPONSIBILITIES

TIMELY REPORTING OF TRADES

EMPLOYEE’S RESPONSIBILITY TO KNOW THE RULES

EMPLOYEE’S RESPONSIBILITY TO REPORT VIOLATIONS

CHIEF COMPLIANCE OFFICER RESPONSIBILITIES

6.	FUTURES AND OPTION TRADING

7.	PROMOTIONAL MATERIAL RELATED TO FUTURES AND OPTIONS

8.	CLIENT COMPLAINTS

9.	PRIVACY POLICY

10.	BOGLE INVESTMENT MANAGEMENT NEW EMPLOYEE COMPLIANCE CHECKLIST

11.	DISCLOSURE OF PERSONAL HOLDINGS

12.	OTHER FORMS AVAILABLE FROM THE CHIEF COMPLIANCE OFFICER

MATERIAL NON-PUBLIC INFORMATION AND INSIDER TRADING

Employees are reminded that they must safeguard all material non-public information concerning BIM’s securities recommendations and the securities holdings and transactions of client’s of the Firm. Employees are prohibited from misusing such material non-public information, whether in connection with trading or otherwise.

All employees are responsible for ensuring that trades they execute for their own accounts, or on behalf of others, including client accounts, are not made on the basis of “insider information.” Bogle Investment Management as a firm is liable for damages and may be prosecuted for the actions of its employees.

Congress has never precisely defined insider information and recent court cases are expanding the scope of actions that can be construed as “insider trading.” Accordingly, all employees are expected to err on the side of caution and take no action that could be so construed.

“Insider trading” occurs when someone in a fiduciary relationship with a firm breaches their fiduciary responsibilities and reveals material non-public information about the firm to someone who then takes investment action with this non-public information. Information is deemed material when it is of sufficient importance to have caused an informed investor to take investment action. Anyone taking action with such information can be found guilty of insider trading even if they have not received such information directly from the fiduciary.

It is the policy of BIM that all employees are prohibited from trading in securities of any issuer if they are in possession of material non-public information related to such issuer. Employees in such circumstances are also prohibited from engaging in any other action that might serve to take advantage of or to pass on to others that information.

In the event that an employee of BIM believes that he or she has received sensitive information, which may be material and non-public, he/she should report the matter immediately to the Chief Compliance Officer (“CCO”). The CCO will consider the situation and determine an appropriate course of action.

RESTRICTIONS ON PERSONAL INVESTING ACTIVITIES

Although Bogle Investment Management strongly discourages active personal trading of Covered Securities (defined below) or derivatives, employees may come to own or wish to trade Covered Securities from time to time. Employees must seek approval from the Chief Compliance Officer to trade such Covered Securities. With the exception of investments in the firm’s hedge funds, employees must complete a Trade Authorization Request before acting on any personal investing activities covered in this section. With respect to investing in the firm’s hedge funds, employees must follow the procedures, including subscription documentation and qualified purchaser confirmation, specific to the hedge fund investing.

Covered Securities: any stock, bond, future, or investment contract or any other instrument that is considered a security under the Investment Advisers Act. The term “covered security” is very broad and includes items such as:

•	options and other derivatives on securities, on indexes, and on currencies;

•	all kinds of limited partnerships;

•	foreign unit trusts and foreign mutual funds (this does not include U.S. mutual funds that invest in foreign securities);

•	private investment funds, hedge funds, and investment clubs;

•	ETFs organized as unit investment trusts;

•	ETFs organized as open-end investment companies.

Exceptions to the term Covered Security include:

•	transactions and holdings in direct obligations of the Government of the United States;

•	money market instruments – bankers’ acceptances, bank certificates of deposit, commercial paper, repurchase agreements and other high quality short-term debt instruments;

•	shares of money market mutual funds;

•	transactions and holdings in shares of other types of mutual funds, unless the adviser or a control affiliate acts as the investment adviser or principal underwriter for the fund;

Further under the new regulations, quarterly transaction reports need not be submitted with respect to transactions effected pursuant to an automatic investment plan.

If approval is given, the employee may trade the security as long as it falls within the following guidelines:

Initial Public Offerings. In order to preclude any possibility of an employee profiting from their position on behalf of the Firm, all personnel are prohibited from acquiring, for their own accounts, the account of a family member, or any non-client account, beneficial ownership in any securities in an initial public offering. Exceptions to this policy may be granted by the Firm if a company’s shares are offered directly to the investing public without the use of an intermediary or underwriter, and the employee purchases the shares in the offering directly from the issuing company.

Private Placements. Any employee interested in acquiring any security in a private placement must obtain express prior approval from the Chief Compliance Officer. In determining whether to grant approval the Firm will take into account the potential purchase of the security by the portfolio management staff for client portfolios and whether the investment opportunity is being offered to an individual by virtue of his or her position with the Firm.

Blackout Periods and Trading Procedures. In concept, blackout periods and trading procedures ensure that any employee trading activity be entirely segregated from and have no impact on the investment services and process Bogle Investment Management performs for its clients. These rules are intended to avoid actual or perceived conflicts of interest and front running, as well as to limit personal trading activity which might provide a distraction from managing client assets.

Bogle Investment Management L.P. has a fiduciary responsibility to its clients to take action on the clients’ behalf before taking action in the interest of its employees or BIM as a firm. Accordingly, this requires that any trade which a Bogle Investment Management employee undertakes for his or her own account, or for the account of any non-Bogle Investment Management client, must be done so as not to disadvantage any Bogle Investment Management client or to interfere with client portfolios in any way.

Any Bogle Investment Management employee considering the sale or purchase of any Covered Security or derivative is required to ask the Chief Investment Officer and Chief Compliance Officer if that Covered Security or derivative is currently being bought or sold for clients’ accounts, if it is currently held in clients’ accounts, or if it is being contemplated for purchase or sale for clients’ accounts. If so, the employee is prohibited from trading the Covered Security or derivative until explicit authorization is given by the Chief Compliance Officer or the Chief Investment Officer, who will generally require that five full trading days have elapsed after all client portfolios have eliminated all holdings of the Covered Security or derivative.

If Bogle Investment Management’s clients do not hold the Covered Security or derivative and if no trade is planned, the employee may be given a special authorization to trade. The trade must be completed on the day of the request, otherwise the request must be resubmitted.

If the Portfolio Management staff decides that it wishes to trade in the same direction (i.e., buy/buy or sell/sell) as the BIM employee in that Covered Security or derivative within the subsequent five trading days (not including the day the security was initially traded by the employee), it may, in its sole discretion, and if the employee trade was at a more favorable price, either require the employee to break the trade, or require the employee to donate an amount equal to the difference between the trade at its actual price and the price if it were traded at the clients’ price to a charitable organization of Bogle Investment Management’s choosing.

If the requested security is held in Bogle Investment Management’s clients’ portfolios, authorization will generally not be given to trade the security. These rules do not apply to trade requests relating to investments in mutual funds or limited partnerships managed by Bogle Investment Management.

Mutual Fund Trading. In addition, all employees are required to notify the Chief Compliance Officer, in writing, prior to making a purchase or sale or transfer of any mutual fund managed or sub-advised by Bogle. In order to avoid any actual or perceived conflicts of interest and front running, employees are prohibited from making Bogle mutual fund transactions on the basis of information available to the employee, but not the general public, based on his or her position at the Firm.

With respect to Bogle mutual funds, Bogle Investment Management prohibits all investment personnel from frequent trading, market timing and “late-trading.” No transactions in the same security may be done in the opposite direction within sixty days. All trade requests must be submitted to the transfer agent, broker, or wiring institution prior to 4:00 p.m. on trade date. Under no circumstances will trades be allowed to take place after the market has closed for the day. The Chief Compliance Officer may make an exception to the holding period requirement for severe and extenuating circumstances, when it is clear there is no intent to market time.

Ban on Short-Term Trading Profits. In addition to the blackout periods described above, Bogle Investment Management prohibits all investment personnel from profiting in the purchase and sale, or sale and purchase, of securities or their equivalent, within 60 calendar days. This prohibition includes all securities, both covered and exempt, except hedge funds, where the required holding period should match the liquidity provisions of the hedge fund, and money market funds and instruments, where no minimum holding period is required. Any profits realized on such prohibited short-term trades will be required to be disgorged to a charitable organization of Bogle Investment Management’s choosing. The Chief Compliance Officer may make an exception for severe and extenuating circumstances.

GIFTS

All personnel are prohibited from receiving any gift, service or other thing of more than $100 in value from any person or entity that does business with Bogle Investment Management, or has in the past or may in the future do business with Bogle Investment Management. This policy does not apply to meals or other forms of entertainment at which the donor is present.

SERVICE AS A DIRECTOR

Investment personnel are prohibited from serving on boards of directors of any publicly traded companies, absent prior authorization from the Chief Compliance Officer, based on a determination that the board service would be consistent with the interests of the Firm and its clients. Any personnel serving on a board will be isolated from the investment decision-making process by a “Chinese Wall.”

OTHER RESPONSIBILITIES

TIMELY REPORTING OF TRADES

Bogle Investment Management employees trading any Covered Security for their own account must provide written confirmation, in the form of a broker’s confirmation or statement, of all trades to Bogle Investment Management’s Chief Compliance Officer within five business days of the trade.

A Covered Security means a security as defined in Section 2(a)(36) of the Investment Company Act, as outlined above; generally, it includes all securities except for government obligations, cash and cash instruments, and non-BIM mutual funds (BIM mutual funds are not excluded and must be reported as part of all personal trading compliance). Employees are also required to report employee transactions in securities in which Bogle Investment Management has any direct or indirect beneficial ownership.

Employees must also provide the Chief Compliance Officer with quarterly summaries showing all trades of Covered Securities executed during the preceding quarter in the form provided by the Chief Compliance Officer, within ten days of the end of the preceding quarter.

In addition, employees must certify within ten calendar days of the end of each calendar quarter, that all trades made by the employee were disclosed to the Firm and conformed with all compliance procedures as specified in this Code of Ethics. In the quarterly trade report, employees must also identify any broker, dealer, or bank with which they maintain a trading account.

Further, employees must provide the Chief Compliance Officer with a statement of all Covered Securities holdings both at the commencement of employment at Bogle Investment Management, and annually thereafter, in the form provided by the Chief Compliance Officer. Employees must also sign an annual certification that they have read and complied with the Firm’s Code of Ethics for the year.

Finally, employees must keep a written log documenting the time and date of each trade, together with a brief description of the investment rationale for the trade.

EMPLOYEE RESPONSIBILITY TO KNOW THE RULES

Bogle Investment Management employees are responsible for their actions under the law and therefore required to be sufficiently familiar with the law to avoid infringing it. Employees who have any doubt about the reporting, timing, feasibility or any other question regarding a personal securities transaction must seek clarification from the Chief Compliance Officer before transacting in the security. Misinterpretation of the rules will not be tolerated as an excuse for mistakenly transacting in a security. Any uncertainty about the rules and regulations will require that the individual not transact in the security.

Within thirty days of receiving the book, Bogle Investment Management employees must have read and become familiar with this Code of Ethics and with the CFA Code of Ethics and Standards of Practice Handbook. Employees must certify, in writing, that they have read and understood these two publications and that they will conduct themselves professionally in complete accordance with the requirements and standards therein.

EMPLOYEE RESPONSIBILITY TO REPORT KNOWLEDGE OF ANY VIOLATIONS TO CHIEF COMPLIANCE OFFICER

Bogle Investment Management employees have an obligation to report to the Chief Compliance Officer any knowledge they have of violations of this Code of Ethics or violations of any other applicable law, rule, or regulation of any government, governmental agency, or regulatory organization governing Bogle Investment Management’s professional, financial, or business activities. Failure to report knowledge of any violation will be considered a violation and will subject the employee to immediate dismissal. It is each employee’s responsibility to know the laws and rules governing personal trading activity and the Firm’s business activities. If for any reason an employee feels uncomfortable reporting an issue to the Chief Compliance Officer, the employee should report to the Firm’s President, John C. Bogle Jr.

CHIEF COMPLIANCE OFFICER RESPONSIBILITIES

It shall be the responsibility of the Chief Compliance Officer to enforce the provisions of this document and to educate employees to their responsibilities herein.

The Chief Compliance Officer will provide new employees with a copy of this Code of Ethics and of the CFA Code of Ethics and Standards of Conduct as soon as possible after they join the Firm.

The Chief Compliance Officer is responsible for staying current with significant new legal developments in the areas of financial advisory services, fiduciary responsibilities, and insider trading, and to convey such developments to Bogle Investment Management’s employees.

The Chief Compliance Officer will review all employee-trading documents in a timely manner and take such action, as this Code of Ethics requires in regards to employee trading and conduct.

The Chief Compliance Officer will maintain a set of records certifying that he has conducted the tasks required in this Code of Ethics.

FUTURES AND OPTIONS TRADING

A partner, officer or director of Bogle Investment Management L.P. must review all futures and options trades on behalf of clients. This review must be documented.

PROMOTIONAL MATERIAL RELATED TO FUTURES AND OPTIONS

All promotional material that describes Bogle Investment Management L.P.’s use of futures and options must be reviewed and approved by an officer, general partner, or other supervisory employee other than the individual who prepared such material. This review must be documented and filed.

CLIENT COMPLAINTS

Customer complaints must be promptly reported to the Chief Compliance Officer or the Firm’s President, John C. Bogle, Jr. The Chief Compliance Officer is responsible for recording, investigating, and responding to all complaints. All complaints will be recorded in Bogle Investment Management L.P.’s complaint file.

PRIVACY POLICY

In conjunction with Regulation S-P, the Firm has adopted the following privacy policy in order to safeguard the personal/proprietary information of the Firm’s clients, customers and consumers (“Clients”) in accordance with Regulation S-P as promulgated by the Securities and Exchange Commission.

1) The Firm is committed to protecting the confidentiality and security of the information it collects and will handle personal/proprietary Client information only in accordance with Regulation S-P and any other applicable laws, rules and regulations. The Fund will ensure: (a) the security and confidentiality of Client records and information; (b) that these records and information are protected from any anticipated threats and hazards; and (c) that these records and information are protected from unauthorized access or use.

2) The Firm conducts its business affairs through its employees and third parties that provide services pursuant to agreements with the Firm. Only employees who need to have access to Client information as part of the Firm’s effort to carry out its duties on behalf of the Client, will have access to Client records and information. This access should only be used in the employees’ performance of their responsibilities for the Firm on behalf of the Client.

3) In a case where a third party service provider needs to have access to Client information as part of the Firm’s effort to carry out it duties on behalf of the Client, the Firm will determine that the policies and procedures of its service providers are reasonably designed to safeguard Client information and only permit appropriate and authorized access to and use of Client information through the application of appropriate administrative, technical and physical protections.

4) The Firm may share Client information with affiliated and unaffiliated third parties only in accordance with the requirements of Regulation S-P. Pursuant to this policy, the Firm will not share Client information with unaffiliated third parties other than as permitted by law without (i) providing an opt out right to the Client or (ii) providing the required disclosure and contractual provision in the case of information sharing conducted pursuant to a marketing agreement. A determination that an entity is an affiliate for purposes of information sharing pursuant to Regulation S-P shall not be deemed to mean that such entity or its parent “controls” the Firm as defined pursuant to other laws, rules or regulations.

5) This privacy policy will be attached as an addendum to the Firm’s Code of Ethics. All current and future employees of the Firm have been and will be made aware of the Firm’s Privacy Policy.

6) The Firm will protect and handle internally any personal Client information it receives from third parties in the same manner as the personal Client information it collects and will only share such information with third parties as permitted by Regulation S-P.

7) Privacy notices will be sent out to all Clients on an annual basis along with the annual mailing of the Firm’s Form ADV.

Any violation of the above policies will subject the violating employee to disciplinary action, including but not limited to monetary penalties and/or termination of their employment at Bogle Investment Management.

BOGLE INVESTMENT MANAGEMENT EMPLOYEE COMPLIANCE CHECKLIST

EMPLOYEE NAME:

DATE OF HIRE:

I certify that I introduced this employee to the concept of compliance and provided him/her with a copy of the Bogle Investment Management Code of Ethics and the CFA Code of Ethics and Standards of Practice Handbook.

CHIEF COMPLIANCE OFFICER:	DATE:

I certify that I have read and understood the Bogle Investment Management Code of Ethics and that I will conduct myself in accordance with the rules, laws, and standards therein. I further certify that I will always act as a responsible fiduciary for Bogle Investment Management’ clients and that I will not utilize material non-public information in any investment decision I make on my own behalf or on behalf of Bogle Investment Management’s clients. I further certify that I have read and understood the CFA Code of Ethics and Standards of Practice Handbook.

EMPLOYEE:	DATE:

DISCLOSURE OF PERSONAL HOLDINGS

This form is to be submitted by all employees upon commencement of employment and annually thereafter.

I hereby certify that the following is a complete list of the Covered Securities in which I have a direct or indirect beneficial ownership:

Security List

Ticker	Security	Number of Shares	Total Value

If any holdings are in fixed income securities, please also report interest rate, maturity date, and principal amount.

Please also identify any broker, dealer, or bank with which you maintain a trading account:

EMPLOYEE:	DATE:

OTHER FORMS AVAILABLE FROM THE CHIEF COMPLIANCE OFFICER

Trade Authorization Request

Quarterly Report of Covered Securities Transactions

Annual Certification

Note that trade confirms and monthly brokerage reports and/or account statements should also be submitted to the Chief Compliance Officer per the guidelines set forth above.